Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

($ in millions)

	Years Ended December 31
	2008	2007	2006	2005	2004
Fixed charges
Interest expense	$85.1	$76.3	$77.2	$64.7	$69.0
Interest capitalized during the period	9.0	9.1	9.9	15.0	16.3
Amortization of debt issuance expenses	4.1	3.8	3.8	3.4	3.5
Portion of rental expense representative of interest	50.6	55.9	56.7	60.9	61.6

Total Fixed Charges	148.8	145.1	147.6	144.0	150.4

Earnings
Income (loss) from continuing operations before income taxes	(77.0)	3.5	(250.9)	(170.9)	(76.0)
Add (deduct) the following:
Share of loss (income) of associated companies	—	—	4.5	(7.2)	(14.0)
Amortization of capitalized interest	16.1	14.5	13.7	12.9	11.7

Subtotal	(60.9)	18.0	(232.7)	(165.2)	(78.3)

Fixed charges per above	148.8	145.1	147.6	144.0	150.4
Less interest capitalized during the period	(9.0)	(9.1)	(9.9)	(15.0)	(16.3)

Total earnings	$78.9	$154.0	$(95.0)	$(36.2)	$55.8

Ratio of earnings to fixed charges	*	1.06	*	*	*

*	Earnings for the years ended December 31, 2008, 2006, 2005 and 2004 were inadequate to cover fixed charges by $69.9 million, $242.6 million, $180.2 million and $94.6 million, respectively.